UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 5)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian IV Rated Feeder I, LTD. c/o New Mountain Credit CLO Advisers, L.L.C. Attention: Cyrus Moshiri 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian IV Rated Feeder I, LTD.

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,150,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 18,150,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,150,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 27.3%

14	Type of Reporting Person CO

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CUSIP No. N/A

Explanatory Note.

This Amendment No. 5 ("Amendment No. 5") to Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV BDC, L.L.C. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on September 1, 2023, as amended by Amendment No. 1 filed on November 16, 2023, as amended by Amendment No. 2 filed on December 19, 2023, as amended by Amendment No. 3 filed on March 18, 2024, as amended by Amendment No. 4 filed on June 17, 2024 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 5 is being filed to update the aggregate percentage of the Issuer’s Units owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Units from time to time since the date of the filing of Amendment No. 4 and not in connection with a disposition of any Units by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) of this Schedule 13D is hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person directly holds 18,150,000 Units representing 27.3% of the outstanding Units. The beneficial ownership percentage assumes that there are 66,479,611 Units outstanding as of the closing date based on information provided by the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024	NEW MOUNTAIN GUARDIAN IV RATED FEEDER I, LTD.

	By:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Authorized Signatory